Exhibit 99.1

VBL Therapeutics Announces Second Successful Pre-planned Interim Analysis with a Positive Data Safety Monitoring Committee Review Looking at OS - the Primary Endpoint of the OVAL Phase 3 Potential Registration Study of VB-111 in Ovarian Cancer

TEL AVIV, Israel, Aug 12, 2020 (GLOBE NEWSWIRE) — VBL Therapeutics (Nasdaq: VBLT) announced today that the independent Data Safety Monitoring Committee (DSMC) has completed its second, pre-planned interim analysis in the ongoing OVAL Phase 3 study investigating ofranergene obadenovec (VB-111) in patients with platinum-resistant ovarian cancer, and unanimously recommended that the study continue as planned.

In this second interim analysis, the DSMC reviewed unblinded Overall Survival (OS) data of the first 100 randomized patients with a followup of at least 3 months. OS is the primary endpoint of the OVAL study. The committee also looked at response rate and safety information.

“We are pleased by the DSMC recommendation to continue the OVAL trial as planned, “ said Dror Harats, MD, Chief Executive Officer of VBL Therapeutics. “This is the second successful analysis in the OVAL study, which reviewed unblinded overall survival data comparing VB-111 to placebo. The OVAL study continues to show strong recruitment despite the COVID-19 pandemic, and we are very encouraged by the high response rate of over 50% of the trial participants, which has been maintained. This latest DSMC recommendation, together with the remarkable response rate observed in our first interim efficacy analysis and the survival benefit seen in the Phase 2 trial of VB-111 in patients with platinum-resistant ovarian cancer, support the confidence we have in OVAL. We are excited to advance VB-111 for the potential benefit of ovarian cancer patients.”

In March 2020, the Company announced results of the first interim analysis in the OVAL study, which reviewed unblinded data and assessed CA-125 response, measured according to the GCIG criteria, in the first 60 enrolled subjects evaluable for CA-125 analysis. The overall response rate in the first 60 randomized evaluable patients across both arms was 53%. Assuming a balanced randomization, the response rate in the treatment arm (VB-111 in addition to weekly paclitaxel) was 58% or higher. In patients who had post-dosing fever, which is a marker for VB-111 treatment, the response rate was 69%.

The next DSMC review in the OVAL study is expected in the first quarter of 2021.

About the OVAL study (NCT03398655)

OVAL is an international Phase 3 randomized pivotal potential registration clinical trial that compares a combination of VB-111 and paclitaxel to placebo plus paclitaxel, in patients with platinum-resistant ovarian cancer. The study is planned to enroll approximately 400 patients. OVAL is conducted in collaboration with the GOG Foundation, Inc., an independent international non-profit organization with the purpose of promoting excellence in the quality and integrity of clinical and basic scientific research in the field of gynecologic malignancies.

About VB-111 (ofranergene obadenovec)

VB-111 is a first-in-class, targeted anti-cancer gene-therapy agent that is being developed to treat a wide range of solid tumors. VB-111 is a unique biologic agent that uses a dual mechanism to target solid tumors. Its mechanism combines blockade of tumor vasculature with an anti-tumor immune response. VB-111 is administered as an IV infusion once every 6-8 weeks. It has been observed to be well-tolerated in >300 cancer patients and demonstrated activity signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies.VB-111 has received an Orphan Designation for the treatment of ovarian cancer from the European Commission. VB-111 has also received orphan drug designation in both the US and Europe, and fast track designation in the US for prolongation of survival in patients with rGBM. VB-111 successfully demonstrated proof-of-concept and survival benefit in Phase 2 clinical trials in radioiodine-refractory thyroid cancer and recurrent platinum-resistant ovarian cancer (NCT01711970).

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for areas of unmet need in cancer and immune/inflammatory indications.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding our programs, including VB-111, including their clinical development, therapeutic potential and clinical results. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that our financial resources do not last for as long as anticipated, and that we may not realize the expected benefits of our intellectual property protection. In particular, the DSMC recommendation that the OVAL trial proceed is not assurance that the trial will meet its primary endpoint of overall survival once completed, or that we will obtain positive results to support further development of this candidate. A further list and description of these risks, uncertainties and other risks can be found in our regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2019, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors

mrice@lifesciadvisors.com

(646) 597-6979